Filed by Waters Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Waters Corporation

Commission File No.: 001-14010

The following communication is being filed in connection with the proposed business combination between Waters Corporation and Augusta SpinCo Corporation, a wholly owned subsidiary of Becton, Dickinson and Company.

Employee FAQ

1.	Why is Waters combining with BD’s Biosciences & Diagnostic Solutions business? Why now?

•	When BD announced its plan to divest its Biosciences & Diagnostic Solutions business in February, we knew it was an asset that would fit well within Waters.

•	BD’s Biosciences & Diagnostic Solutions business is a leader in upstream R&D and clinical diagnostics, with flow cytometry, microbiology, and molecular diagnostics.

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Bringing together our complementary, innovative technologies and commercial channels will better position the combined company to serve customers’ unmet needs across high-volume, regulated settings in large and attractive end-markets.

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We expect the combined business to further diversify our high-quality recurring revenue and accelerate our strategy to expand into multiple high-growth adjacencies. These include bioseparations, bioanalytical characterization, and multiplex diagnostics.

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In bioseparations, we believe combining our chemistry expertise with BD’s biologics expertise will unlock new ways to separate large molecules and drive growth in biologics and novel modalities with next-generation consumables.

•	In bioanalytical characterization, we can leverage our expertise in downstream high-volume applications and Empower to deploy BD’s flow cytometry technology into large molecule QA/QC.

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For multiplex diagnostics, BD’s regulatory expertise and established presence in clinical and diagnostic settings is expected to drive enhanced market access, improved service support, and accelerated menu expansion and automation for LC-MS instrumentation.

2.	What does BD’s Biosciences & Diagnostic Solutions business include? What are they experienced in?

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BD’s Biosciences & Diagnostic Solutions is a leader in cellular analysis with a uniquely differentiated, automated diagnostics portfolio in regulated and high-volume settings and a globally diversified customer base.

•	Biosciences is a leader in immunology and cancer research solutions and related clinical diagnostics, including flow cytometry instruments and reagents, and innovative multiomics tools.

•	In flow cytometry, they have breakthrough technologies across instruments, reagents, informatics, and single cell multiomics.

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On the Biosciences side, BD’s platforms have become foundational tools for scientists in areas like immunology, oncology, and cell therapy. Key growth drivers include therapeutics within pharmaceutical pipelines requiring more advanced QC workflows, and increased demand for single-cell resolution to understand complex disease biology.

•	Diagnostic Solutions is a leader in microbiology and infectious disease diagnostics, including molecular diagnostics, cervical cancer screening, microbiology automation, and point-of-care offerings.

•	They have differentiated technology in emerging segments like molecular testing for women’s health and an end-to-end diagnostic for infectious disease.

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Diagnostics Solutions growth is driven by rising global infectious disease testing volumes, antimicrobial resistance surveillance requiring rapid ID/AST workflows, and the shift towards more automated molecular diagnostics to increase lab throughput and efficiency.

•	Both businesses have commercial, manufacturing, engineering, and R&D expertise, and are dedicated to bringing the next-generation of breakthrough innovations to researchers, clinicians, and patients.

3.	How many employees do they have and where are they located?

•	We will be welcoming approximately 8,000 colleagues.

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BD’s Biosciences & Diagnostic Solutions business has an international presence, including in the U.S., Europe, China, and Japan. In the U.S., the business has sites in Baltimore, San Diego, and San Jose.

•	After the transaction closes, our headquarters will remain in Milford, Massachusetts.

4.	What are the benefits of this combination for employees?

•	As we become a larger, more diversified innovator in the industry, we expect more and differentiated development opportunities for employees across the combined company.

5.	When will the transaction be completed and what can employees expect between now and then?

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We expect to complete the transaction around the end of the first quarter of calendar year 2026, subject to receipt of required regulatory approvals, Waters shareholder approval, and satisfaction of other customary closing conditions. Until then, both organizations will continue to operate independently, and it remains business as usual for all of us.

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Please stay focused on your existing roles, responsibilities, and business priorities, which remain unchanged as we continue to support our customers. A dedicated team of leaders from both of our businesses will work together to develop integration plans in preparation for closing.

6.	Should I expect any changes in my role or responsibilities at close?

•	Until the transaction closes, which is expected around the end of the first quarter of calendar year 2026, we will continue to operate independently.

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As part of the integration planning process, our teams will map out how to best bring our organizations together. If there are any changes to our organizational structures and reporting lines as part of this process, we will of course keep you informed.

7.	Where will the combined company be headquartered, and who will lead it?

•	BD’s Biosciences & Diagnostic Solutions business will be integrated with Waters, and the combined company’s headquarters will remain in Milford, MA.

•	Udit Batra will continue to lead the company as CEO.

•	Amol Chaubal will serve as SVP and Chief Financial Officer.

•	Executives from both companies will be in key leadership roles, to be announced at a later date.

8.	What will the combined company be called?

•	The combined company will operate as Waters.

9.	Will there be any changes to Waters’ strategy?

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Combining with BD’s Biosciences & Diagnostic Solutions business will advance the strategy we have been focused on for the past few years to expand into high-growth adjacencies, including bioseparations, bioanalytical characterization, and multiplex diagnostics.

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Additionally, we will apply our expertise in instrument replacement, service plan attachment, and e-commerce adoption to BD’s Biosciences & Diagnostic Solutions business to help it realize its full potential.

10.	What are the integration plans?

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Over the coming weeks, we will form a dedicated integration planning team with leaders from both businesses that will determine the best way to join BD’s Biosciences & Diagnostic Solutions business with Waters post-closing.

•	We are committed to transparency and will keep you informed as we have updates to share.

11.	How will this combination impact our customers and business partners?

•	You can tell them that we are excited about the opportunities this combination creates to better serve customers.

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Customers remain a top priority, and we look forward to being able to serve them with a broader portfolio. Together, we will have a comprehensive platform with leading technologies across liquid chromatography, mass spectrometry, flow cytometry, and diagnostic solutions, and the expertise to accelerate innovation in bioseparations, bioanalytical characterization, and multiplex diagnostics.

•	Until the transaction closes, which is expected around the end of the first quarter of calendar year 2026 we will continue to operate independently.

12.	What does this mean for me as a Waters shareholder? Will anything happen to my Waters stock?

•	Waters is the acquiring entity. Waters stock will continue to trade on the open market as usual.

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As a shareholder of Waters, you will have an opportunity to vote for the transaction at a special meeting of shareholders to be held prior to closing the transaction. We expect that later this year or early first quarter 2026. You will receive information in the mail that will provide direction for voting decisions.

13.	Can I reach out to BD’s Biosciences & Diagnostic Solutions business employees at this stage?

•	We appreciate your excitement about engaging with your future colleagues, but this is only the beginning.

•	As we remain two separate businesses until the transaction closes, you should not engage with BD employees unless specifically directed to do so by the integration planning team.

14.	What should I do if I receive inquiries from the media or other stakeholders?

•	As always, please forward all investor inquiries to investor_relations@waters.com, and direct all media and other third-party inquiries to pr@waters.com.

15.	Who should I reach out to with additional questions?

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If you have additional questions ahead of the scheduled town hall, please send them to employee_questions@waters.com. Please keep in mind that we are early in the process, and we don’t have all of the answers yet. We appreciate your patience and are committed to keeping you updated.

•	If you would like to learn more about the combination, we encourage you to visit Inside Waters, where you can read our press release, infographic, and other materials.

Additional Information and Where to Find It:

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

In connection with the proposed transaction between Waters, Augusta SpinCo Corporation (“SpinCo”) and BD, the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Waters (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Waters and a definitive proxy statement/prospectus of Waters, the latter of which will be mailed to stockholders of Waters, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from BD. INVESTORS AND SECURITY HOLDERS OF WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters’ website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.”

Participants in the Solicitation

Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters’ stockholders in connection with the proposed transaction. Information about the directors and executive officers of Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Waters and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2024, which was filed with the SEC on November 27, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on December 19, 2024. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction among Waters, BD and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including the amount and timing of synergies from the proposed transaction, the tax consequences of the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Waters’ and BD’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Waters’ and BD’s control. None of Waters, BD, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Waters or BD. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Waters’ and BD’s businesses and the ability to successfully complete the proposed transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Waters may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Waters, BD and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Waters’ and BD’s reports filed with the SEC, including Waters’ and BD’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Waters, BD or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.